PRANA
                                                                   BIOTECHNOLOGY
                                                                         Limited
                                                                 ACN 080 699 065


                                 April 16, 2010

VIA EDGAR
---------
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                      Re:      Prana Biotechnology Limited
                               Form 20-F for Fiscal Year Ended June 30, 2009 File September 24, 2009
                               File No. 0-49843
                               ----------------

Dear Mr. Rosenberg:

         We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the "Staff" and the "Commission") in a letter addressed to Mr. Richard Revelins, Chief Financial Officer of Prana Biotechnology Limited (the "Company"), dated March 29, 2010, with respect to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2009 filed with the Commission on September 24, 2009. Please be advised that in connection with the accompanying response letter dated April 16, 2010 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            Prana Biotechnology Limited

                                            /s/Geoffrey P. Kempler
                                            ----------------------
                                            Geoffrey P. Kempler
                                            Chief Executive Officer